Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Issued and Outstanding Ordinary Shares

of

PROSENSA HOLDING N.V.

at

$17.75 net per share plus one non-transferrable contingent value right per share,

which represents the right to receive cash payments of up to $4.14 per share upon the achievement of certain milestones

Pursuant to the Offer to Purchase dated December 12, 2014

by

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

each of which is a wholly-owned direct or indirect subsidiary of

BIOMARIN PHARMACEUTICAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON JANUARY 14, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 12, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by BioMarin Falcons B.V. (which we refer to as “BioMarin Falcons”) and BioMarin Giants B.V. (which we refer to, together with BioMarin Falcons, as “Purchaser”), each of which is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (which we refer to as “Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all issued and outstanding ordinary shares, nominal value €0.01 per share (which we refer to as “Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (which we refer to as “Prosensa”), at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth the Offer to Purchase, dated December 12, 2014 (what we refer to as the “Offer to Purchase”) and in the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Forms W-9, W-8BEN and W-8BEN-E;

3. A Notice of Guaranteed Delivery to be used to accept the Offer if all the required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Prosensa’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on January 14, 2015 unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to a Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”), among Parent, BioMarin Falcons and Prosensa. The Purchase Agreement provides that, on the terms and subject to the conditions therein, Purchaser will accept for payment (the “Offer Closing”) and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement. BioMarin Falcons has partially assigned its rights and obligations under the Purchase Agreement to BioMarin Giants B.V. and, as such, they are both making the Offer. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur at 6:00 p.m., New York City time on January 14, 2015. Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete a corporate reorganization of Prosensa and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, BioMarin Falcons may complete the Asset Sale, followed by the dissolution and liquidation, each as described below, which may include, at Parent’s request, the amendment of the Articles of Association of Prosensa to permit the creation, among other things, of separate classes of shares of Prosensa. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings described below, or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the two members of Prosensa’s supervisory board after the Offer Closing who are not designated by Purchaser and/or Parent, any other measure constituting a Post-Closing Reorganization.

The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by commencing statutory buy-out proceedings (“Statutory Buy-Out Proceedings”) under Sections 2:92a and 2:201a of the Dutch Civil Code. The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

Pursuant to the Asset Sale, promptly after the closing of the Subsequent Offering Period, Prosensa will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferrable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Falcons to pay to Prosensa, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a

convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period), and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of Prosensa, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless Prosensa with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Asset Sale, BioMarin Falcons intends to cause Prosensa to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes. Although it is intended that the liquidator will make one single advance payment equal to the Offer Price per Share held by a Shareholder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes, the liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

In order for a shareholder to validly tender Shares pursuant to the Offer, either (1) (a) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer by a participant in DTC’s system, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to the Expiration Date and (b) in the case of Shares held by DTC, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date, or (2) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials related to the Offer to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Morrow & Co., LLC

Nothing contained herein or in the enclosed documents will render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders Call Toll Free: (800) 267-0201

Email: prosensa.info@morrowco.com